Exhibit 2

Lock-Up Agreement

July 22, 2003

CapitalSource Inc.
CapitalSource Finance LLC
CapitalSource Holdings LLC
           4445 Willard Avenue
               12th Floor
                    Chevy Chase, MD 20815

Credit Suisse First Boston LLC
Citigroup Global Markets Inc.
Wachovia Capital Markets LLC
As Representatives of the Several Underwriters,

          c/o Credit Suisse First Boston LLC
               Eleven Madison Avenue
                    New York, NY 10010-3629

     Dear Sirs:

     The undersigned understands that CapitalSource Inc. and any successor (by merger or otherwise) thereto (the “Company”) and Credit Suisse First Boston LLC, Citigroup Global Markets Inc. and Wachovia Capital Markets LLC as representatives (the “Representatives”) propose to enter into an underwriting agreement (the “Underwriting Agreement”) pursuant to which such Representatives will act as representatives of a group of underwriters (the “Underwriters”) pursuant to which an offering will be made that is intended to result in the establishment of a public market for the common stock, par value $0.01 (the “Securities”) of the Company.

     As an inducement to the Underwriters to execute the Underwriting Agreement, the undersigned hereby agrees that from the date hereof and until 180 days after the public offering date set forth on the final prospectus used to sell the Securities (the “Public Offering Date”) pursuant to the Underwriting Agreement, to which you are or expect to become parties, the undersigned will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Securities or securities convertible into or exchangeable or exercisable for any shares of Securities (including, without limitation, units of CapitalSource Holdings LLC), enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the

Securities, whether any such aforementioned transaction is to be settled by delivery of the Securities or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the Representatives. In addition, the undersigned agrees that without the prior written consent of the Representatives, it will not, during the period commencing on the date hereof and ending 180 days after the Public Offering Date, make any demand for, or exercise any right with respect to, the registration of any Securities or any security convertible into or exercisable or exchangeable for the Securities.

     Any Securities received upon exercise of options granted to the undersigned will also be subject to this Agreement. A transfer of Securities (i) to a family member, (ii) to a trust, (iii) as a bona fide gift or (iv) to an affiliate (as that term is defined in Rule 405 under the Securities Act of 1933, as amended) may be made, provided that, in each case, the transferee agrees to be bound in writing by the terms of this Agreement prior to such transfer. In addition, the undersigned may sell securities to the Company solely to satisfy tax withholding obligations incurred as a result of the vesting of restricted stock acquired by the undersigned pursuant to an incentive plan in effect on the Public Offering Date and disclosed in the final prospectus used to sell the Securities.

     In furtherance of the foregoing, the Company and its transfer agent and registrar are hereby authorized to decline to make any transfer of shares of Securities if such transfer would constitute a violation or breach of this Agreement.

     This Agreement shall be binding on the undersigned and the successors, heirs, personal representatives and assigns of the undersigned.

Very truly yours,

/s/John K. Delaney Name: John K. Delaney